Exhibit 77M - Trust for Investment Grade New Jersey Municipals

	A Special Meeting of Shareholders of the New Jersey Value Municipal Income Trust was held on May 9, 2001, where shareholders voted on the approval of the proposed reorganization and dissolution of the fund into the Trust for Investment Grade New Jersey Municipals pursuant to the Agreement and Plan of Reorganization. The proposal regarding the reorganization of the fund was approved by a majority of the shares outstanding and entitled to vote of the New Jersey Value Municipal Income Trust. The numbers are as follows: In Favor: 1,266,857, Against: 51,785, Abstaining: 39,494,800.